082-34812

Petrominerales

07026141

SEC MAIL PROCESSING SECTION RECEIVED AUG 2007 WASH. D.C. 150

August 2, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
AUG 23 2007
THOMSON FINANCIAL

dlw 8/22

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

PETROMINERALES TESTS ADDITIONAL OIL FROM UPPER MIRADOR ZONE IN CORCEL-1 WELL

Bogotá, Colombia – August 2, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**) (TSX: PBG) (OSLO: PBG), announces that the upper Mirador zone in the Corcel-1 exploration well has also tested oil. Previously we announced that the lower Mirador intervals tested at initial rates of 1,500 to 2,300 barrels per day of 28 degree API oil, with no water. These rates were achieved with maximum drawdown of 17% from a sand interval with 58 feet of net pay, using a jet pump configuration that limits the ability to produce the zone at full capability. The upper Mirador interval, containing 42 additional feet of potential oil pay, was commingled with the lower Mirador interval and tested using the same jet pump configuration. This entire Mirador section produced at rates of 2,300 to 2,800 barrels per day of 28 degree API oil, with no water. The productivity index calculated from this test indicates that with the installation of a properly sized electric submersible pump ("ESP"), the Mirador could produce at initial rates in excess of 10,000 barrels per day.

As previously announced, the first zone completed in the Corcel-1 exploration well flowed at initial rates of 970 to 1,200 barrels per day of 31 degree API oil, with no water, from the Guadalupe formation, which was the lowermost of our three test intervals. This Guadalupe interval comprises 40 feet of net pay and was also evaluated using a jet pump configuration, limiting the ability to produce at full capability. The productivity index calculated from the initial test indicates that with the installation of a properly sized ESP, the Guadalupe could produce at initial rates of up to 2,500 barrels per day.

The well will now be tested with all the Guadalupe and Mirador intervals commingled, using an ESP that will be installed this weekend. Due to surface facility and permit limitations, the pump will produce initially at rates increasing from 1,500 to 2,500 bopd over a 6-day period. After installing higher capacity surface facilities and receiving the regulatory permits required for a longer-term test, a six month test will begin at rates of 4,000 bopd. This longer-term evaluation is expected to commence in early September. Although the test will be at very low drawdown, the information obtained during the six months will give us information about the ultimate potential of the well.

We have also started construction of a second drilling pad and expect to spud our second Corcel well in August 2007. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Our other drilling rig, currently working in the Orito Block in the Putumayo Basin, will be used to drill our Conga-1 exploration well on the Las Aguilas Block offsetting Orito. This well is expected to spud in September. Earlier in 2007, we drilled the Ojo de Tigre-2 oil discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we anticipate drilling up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END